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                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-42994

                           MICROSTRATEGY INCORPORATED

                Prospectus Supplement No. 1 dated July 13, 2001
                   to the Prospectus Dated November 30, 2000

     The information in this prospectus supplement concerning the selling stockholders supplements the statements set forth under the caption "Selling Stockholders" in the prospectus. This prospectus supplement should be read in conjunction with the prospectus, which is required to be delivered with this prospectus supplement.


                         ______________________________

     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 8 of the prospectus.

                         ______________________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                         ______________________________

     The information in the following table is presented as of July 5, 2001 and supersedes in part the information in the table appearing under the heading "Selling Stockholders" in the prospectus:


                                                                                                            Percentage of
                                                                                                           Class A Common
                                                                                   Shares of Class A         Stock to be
                                  Number of Shares of       Number of Shares of     Common Stock to          Beneficially
                                 Class A Common Stock         Class A Common        be Beneficially        Owned After the
                                Beneficially Owned Prior    Stock Being Offered        Owned After              Offering
  Name of Selling Stockholder      to Offering (1)(2)            Hereby(3)         Offering (1)(4)(5)        (1)(4)(5)(6)
 ----------------------------   ------------------------    -------------------    ------------------      ---------------
HFTP Investment L.L.C. (7)              2,577,909                4,703,592               427,049                1.1%

____________________________

(1) Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. The selling stockholder has sole voting power and investment power with respect to all shares listed as owned by the selling

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     stockholder. The selling stockholder does not own any shares of the class B common stock of MicroStrategy.

(2) Includes 40,996 shares of our class A common stock issuable as dividends through July 1, 2001 on our series A preferred stock in lieu of cash, and 2,536,913 shares of class A common stock issuable to the selling stockholders upon conversion of the shares of our series A convertible preferred stock and series B convertible preferred stock held by the selling stockholder. Under the certificates of designations for the series A convertible preferred stock and the series B convertible preferred stock, the selling stockholder may not convert preferred shares to the extent such conversion or exercise would cause the selling stockholder, together with its affiliates, to have acquired a number of shares of class A common stock during the 60-day period ending on the date of conversion which, when added to the number of shares of class A common stock held at the beginning of such 60-day period, would exceed 9.99% of our then outstanding class A common stock, excluding for purposes of such determination shares of class A common stock issuable upon conversion of the preferred shares which have not been converted. The number of shares in the second column does not reflect this limitation.

(3) Includes 4,703,592 shares of our class A common stock issued or issuable to the selling stockholder upon conversion of the series A convertible preferred stock held by the selling stockholder or as dividends on such series A convertible preferred stock in lieu of cash, and gives effect to the sale pursuant to the prospectus prior to July 5, 2001 of a total of 709,383 shares of our class A common stock issued to all the selling stockholders named in the prospectus to which this prospectus supplement relates. The actual number of shares of our class A common stock offered hereby and included in the registration statement of which this prospectus is a part includes, as provided by Rule 416 under the Securities Act, such additional number of shares of common stock as may be issued or issuable upon conversion of our series A convertible preferred stock and as dividends on the series A convertible preferred stock to prevent dilution resulting from any stock split, stock dividend or similar transaction.

(4) We do not know when or in what amounts the selling stockholder will offer shares for sale, if at all. The selling stockholder may sell any or all of the shares offered by the prospectus as supplemented hereby. Because the selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that will be held by the selling stockholder after completion of the offering, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder.

(5) In connection with the refinancing of our series A preferred stock, we have filed a registration statement on Form S-3 (File No. 333-64104) relating to the resale of an aggregate of 25,563,896 shares of class A common stock issued or issuable to the selling
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     stockholders named in that registration statement in respect of the exchange of shares of our series A preferred stock for, and upon conversion of, shares of our series B preferred stock, series C preferred stock, series D preferred stock and series E preferred stock, and in payment of dividends on our series B preferred stock and series C preferred stock in lieu of cash. As of July 5, 2001, after giving effect to the offerings described in this prospectus and in the registration statement relating to the refinancing, the selling stockholder would beneficially own no shares of our class A common stock.

(6) Calculated based on 36,807,527 shares of class A common stock outstanding as of June 30, 2001.

(7) Promethean Asset Management, LLC, a New York limited liability company, serves as investment manager to HFTP Investment L.L.C. and may be deemed to share beneficial ownership of the shares beneficially owned by HFTP by reason of shared power to vote and to dispose of the shares beneficially owned by HFTP. Promethean disclaims beneficial ownership of the shares beneficially owned by HFTP. Mr. James F. O'Brien, Jr. indirectly controls Promethean. Mr. O'Brien disclaims beneficial ownership of the shares beneficially owned by Promethean and HFTP. HFTP is not a registered broker-dealer. HFTP, however, is under common control with, and therefore an affiliate of, a registered broker-dealer.